UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)
Under the Securities Exchange Act of 1934
BRIGHTPOINT, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
109473405

(CUSIP Number)
Andrew Bennett
Nordic Capital VI Limited
26 Esplanade
St. Helier, Jersey JE2 3QA
Channel Islands
+44-1534-605101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 13, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	109473405

1	NAME OF REPORTING PERSON: Nordic Capital VI Limited I.R.S. Identification No. of Above Person (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,187,164

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		9,187,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,187,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%*

14	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1	NAME OF REPORTING PERSON: NC Telecom Holding A/S (formerly known as Dangaard Holding A/S) I.R.S. Identification No. Of Above Person (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%*

14	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1	NAME OF REPORTING PERSON: Nordic Capital VI Alpha, L.P. I.R.S. Identification No. of Above Person (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,139,993

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		4,139,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,139,993

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.2%*

14	TYPE OF REPORTING PERSON

	PN
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1	NAME OF REPORTING PERSON: Nordic Capital VI Beta, L.P. I.R.S. Identification No. of Above Person (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,863,427

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		4,863,427

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,863,427

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.2%*

14	TYPE OF REPORTING PERSON

	PN
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1	NAME OF REPORTING PERSON: Nordic Wholesale Services Limited I.R.S. Identification No. Of Above Person (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,187,164

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		9,187,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,187,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%*

14	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1	NAME OF REPORTING PERSON: Nordic Wholesale Services S.a.r.l. I.R.S. Identification No. Of Above Person (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,187,164

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		9,187,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,187,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%*

14	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1	NAME OF REPORTING PERSON: Partner Escrow Holding A/S I.R.S. Identification No. Of Above Person (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,187,164

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		9,187,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,187,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%*

14	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

     This Amendment No. 5 hereby amends and supplements the cover pages and Items 2, 5, 6 and 7 of the statement of beneficial ownership on Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Brightpoint, Inc., an Indiana corporation (“Brightpoint”), filed on August 10, 2007 and amended on June 29, 2009, July 22, 2009, July 31, 2009 and October 7, 2009 by and on behalf of the Reporting Persons. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 5 have the same meanings ascribed to them in the initial Schedule 13D, as amended.
Item 2. Identity and Background.
     The information set forth in Item 2 is hereby amended by replacing the second paragraph thereof with the following:
     Nordic Capital VI Limited, in its capacity as general partner of Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., is principally engaged in the business of investment in the securities of companies whose principal businesses are located primarily in the Nordic region. The principal address of Nordic Capital VI Limited is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands. The directors of Nordic Capital VI Limited are Gregor Allan, Andrew Bennett, Lynda Elliott, Keith Mackenzie, David Rigby, and Clive Spears, all of whom are British citizens. The present principal occupation of each is to act as company director to various companies including Nordic Capital VI Limited, and their business address is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands. In addition, Messrs. Allan and Bennett are chartered accountants, Ms. Elliott is a fund administrator and Messrs. Rigby and Spears are retired bankers.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5(a) and (b) is hereby amended and restated to read as follows:
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
     As disclosed in Amendment No. 4 to this Schedule 13D filed on October 7, 2009, NC Telecom and Nordic Wholesale Services S.a.r.l. are currently undergoing a restructuring. Pursuant to this restructuring, on November 13, 2009, NC Telecom transferred the 10,500,000 shares of Brightpoint Common Stock it held to certain direct and indirect equityholders in NC Telecom, which has resulted in such equityholders holding the Brightpoint Common Stock directly. Of these 10,500,000 shares of Brightpoint Common Stock, 1,312,836 shares were transferred to NC Telecom equityholders who are not affiliated with the Reporting Persons. As a result, the Reporting Persons are no longer deemed to be the beneficial owners of such 1,312,836 shares. NC Telecom transferred the remaining 9,187,164 shares to PEH, which now holds such shares directly. The 9,187,164 shares of Brightpoint Common Stock held by PEH constitute approximately 11.6% of the total outstanding shares of Brightpoint Common Stock based on 78,897,226 shares of such common stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009. PEH is required by power of attorney to carry through the restructuring plan in which NC Telecom and Nordic Wholesale Services S.a.r.l. are partaking. The restructuring plan currently contemplates that PEH will transfer the 9,187,164 shares of Brightpoint Common Stock it holds to Nordic Wholesale Services S.a.r.l. in satisfaction of a claim held by Nordic Wholesale Services S.a.r.l. on PEH.
     Nordic Capital VI Limited may be deemed to exercise investment discretion and control over the shares directly held by PEH. Nordic Capital VI Limited is the sole general partner of certain limited partnerships that hold approximately 98 percent of the outstanding shares of Nordic Wholesale Services Limited. These limited partnerships are Nordic Capital VI Alpha, L.P., which owns approximately 45.1 percent of the outstanding shares of Nordic Wholesale Services Limited, and Nordic Capital VI Beta, L.P., which owns approximately 52.9 percent of the outstanding shares of Nordic Wholesale Services Limited. Nordic Wholesale Services Limited in turn owns 100 percent of the outstanding shares of Nordic Wholesale Services S.a.r.l. Nordic Capital VI Limited is managed by a six-person board, and all board action relating to the voting or disposition of these shares requires approval of the board.
     (c) Pursuant to the restructuring plan discussed in (a) and (b) above, on November 13, 2009, NC Telecom transferred the 10,500,000 shares of Brightpoint Common Stock it held to certain direct and indirect equityholders in NC Telecom, which has resulted in such equityholders holding the Brightpoint Common Stock directly. Of these 10,500,000 shares of Brightpoint Common Stock, 1,312,836 shares were transferred to NC Telecom equityholders who are not affiliated with the Reporting Persons. NC Telecom transferred the remaining 9,187,164 shares to PEH, which now holds such shares directly.
Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Item 6 is hereby amended and supplemented with the following:
     On November 13, 2009, NC Telecom assigned its rights under the Registration Rights Agreement to PEH and the other direct and indirect equityholders in NC Telecom to whom it transferred the Brightpoint Common Stock.
     On November 13, 2009, PEH executed a joinder agreement (the “Joinder Agreement”), pursuant to which it agreed to become a party to the Shareholder Agreement. Under the Joinder Agreement, PEH has all of the rights and must observe all of the obligations of NC Telecom (formerly known as Dangaard Holding A/S) contained in the Shareholder Agreement.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of October 7, 2009, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Amendment No. 4 of the Schedule 13D filed by the Reporting Persons on October 7, 2009).

2.	Stock Purchase Agreement, dated as of February 19, 2007, by and among Dangaard Holding A/S, a Danish company, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding A/S, Brightpoint, Inc., an Indiana corporation, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company) and First, Second and Third Amendments thereto (incorporated by reference to Annex A to Brightpoint, Inc.’s Definitive Proxy Statement on Schedule 14A filed on June 20, 2007).

3.	Shareholder Agreement, dated as of July 31, 2007, by and between Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

4.	Registration Rights Agreement, dated as of July 31, 2007, among Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.2 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

5.	Escrow Agreement, dated as of July 31, 2007, by and among Brightpoint, Inc., Dangaard Holding A/S, and American Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

6.	Underwriting Agreement, dated as of July 15, 2009, among Brightpoint, Inc., NC Telecom Holding A/S, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on July 21, 2009).

7.	Settlement Agreement, dated as of October 1, 2009, by and among Brightpoint, Inc., NC Telecom Holding A/S, Nordic Wholesale Services S.a.r.l., the beneficial owner of NC Holding, and Nordic Capital Fund VI (consisting of Nordic Capital VI Alpha, L.P., Nordic Capital VI Beta, L.P., Nordic Capital VI Limited, NC VI Limited and Nordic Industries Limited) (incorporated by reference to Exhibit 7 to Amendment No. 4 of the Schedule 13D filed by the Reporting Persons on October 7, 2009).

8.	Assignment Letter, dated as of November 13, 2009, by NC Telecom Holding A/S.*

9.	Joinder Agreement, dated as of November 13, 2009, by Partner Escrow Holding A/S.*

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 17, 2009

NORDIC CAPITAL VI LIMITED
By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC CAPITAL VI ALPHA, L.P.
By:	NORDIC CAPITAL VI LIMITED
Its General Partner

	By:	/s/ Lynda Elliott
		Name:	Lynda Elliott
		Title:	Director

NORDIC CAPITAL VI BETA, L.P.
By:	NORDIC CAPITAL VI LIMITED
Its General Partner

	By:	/s/ Lynda Elliott
		Name:	Lynda Elliott
		Title:	Director

NORDIC WHOLESALE SERVICES LIMITED
By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC WHOLESALE SERVICES S.A.R.L.
By:	/s/ Ingrid Moinet
	Name:	Ingrid Moinet
	Title:	Class A Manager

PARTNER ESCROW HOLDING A/S
By:	/s/ Hans Peter Alnor
	Name:	Hans Peter Alnor
	Title:	Director

NC TELECOM HOLDING A/S
By:	/s/ Michael Haaning
	Name:	Michael Haaning
	Title:	Director